

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2011

B. Craig Owens
Senior Vice President, CFO & CAO
Campbell Soup Company
1 Campbell Place
Camden, New Jersey 08103-1799

> **Re:** **Campbell Soup Company**
> **Form 10-K for Fiscal Year Ended August 1, 2010**
> **Filed September 29, 2010**
> **Form 10-Q for Fiscal Quarter Ended October 31, 2010**
> **Filed December 9, 2010**
> **Response Letter Dated January 19, 2011**
> **Commission File No.: 1-3822**

Dear Mr. Owens:

We have reviewed your response letter dated January 19, 2011 and have the following comments.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended August 1, 2010

Item 7: Management's Discussion and Analysis of Results of Operations and Financial Condition Overview, page 12

Sales, page 17

1. In your response to prior comment two you indicate that additional analysis and disclosure related to the 2010 sales declines was not required because the declines did not represent trends or uncertainties that were reasonably likely to have a material effect on the company's financial condition or results of operations. Notwithstanding your conclusion regarding trends, please confirm that in future filings you will provide additional analysis to specifically describe the 'why' of your historical results. For example, in your first quarter earnings call, you appear to provide additional analysis of

sales declines related to your ready-to-serve soups, but in your filing, you merely recite the fact that revenues from ready-to-serve soups declined 13%.

Significant Accounting Estimates, page 29

2.   As discussed in response to prior comment three, please revise your disclosure to reflect the substance of your response, including that your programs are of a very short duration and that the difference between your actual experience and estimates have historically not been significant to your quarterly and annual financial statements.

Item 8: Financial Statements, page 34

Goodwill and Intangible Assets, page 38

3.   In response to prior comment five, you indicate that you have eight operating segments. However, your disclosure has historically indicated that you only have four operating segments. Please clarify the discrepancy and provide us a copy of the information reviewed by your CODM. If operating segments are being aggregated, provide the analysis utilized to support aggregation under ASC 280-10-50-11. If there are not eight operating segments, please readdress prior comment five.

Note 6: Business and Geographic Segment Information, page 43

4.   You state in your response to prior comment seven that you believe the additional enterprise-wide disclosures required by ASC 280-10-50-40 are not required because you manage and report based on products that are similar in nature. However, we note your website and your annual report to shareholders appear to distinguish between product lines as discussed in prior comment seven. In this regard, we note that the groups of products specified in your product portfolio appear to be sufficiently dissimilar such that disclosure of the underlying revenues may be required under ASC 280-10-50-40. Such dissimilarities may include the contents of the products, or the way the products are marketed, portrayed, or branded. For example, we note your statements within your Form 10-K that the company's overarching business strategy is to drive profitable growth by focusing on three large and growing categories - simple meals, baked snacks, and healthy beverages. You also provide in your MD&A, or broadly refer to the existence of, quantitative information for sales related to broths, sauces, condensed soups, ready-to-serve soups, and different types of beverages, which may be an indication of the existence of dissimilarities between these groups of products. Based on the preceding, please provide us an analysis that more fully addresses your facts and circumstances, including any product groups within your other segments. In the alternative, provide the disclosures required by the accounting literature, including the information that would have been included in your Form 10-K, in your upcoming Form 10-Q.

Item 15: Exhibits and Financial Statement Schedules, page 78

5.   We note your belief in response to prior comment nine that the accounts receivable allowances are not material. It is not clear, however, how you considered the materiality of the other components of Schedule II, namely the additions and deductions. Please provide us these amounts as part of your materiality assessment.

Form 10-Q for Fiscal Quarter Ended October 31, 2010

Sales, page 16

6.   We note your response to prior comment ten, but it remains unclear to us the reasons for the timing and amount of promotional spending related to a specific product group. To assist us in evaluating your response to prior comment ten, for each of the below references, please identify and briefly describe for us the primary reason it was necessary to increase or decrease promotional spending, and the timing within the quarter when the decision occurred. As part of your response, please analyze whether additional disclosure for your promotional spending decisions would be appropriate under Item 303 of Regulation S-K.

- Page 21 of the Form 10-Q for Fiscal Quarter Ended November 1, 2009: In the bakery business, the sales increase from the acquisition was mostly offset by increased promotional spending.

- Page 23 of the Form 10-Q for Fiscal Quarter Ended January 31, 2010: Sales of ready-to-serve soups decreased 18%. Sales of both canned and microwavable soups declined due to lower promotional spending and intense competitive pressure in the broader simple meals category.

- Page 22 of the Form 10-Q for Fiscal Quarter Ended May 2, 2010: (i) Sales of Campbell's condensed soups declined 1% with declines in cooking and eating varieties, as increased promotional spending was only partially offset by volume gains. (ii) Sales of ready-to-serve soups increased 4%. Volume gains in Campbell's Chunky and Select Harvest canned soups were partially offset by increased promotional spending and declines in microwavable varieties.

- Page 17 of the Form 10-Q for Fiscal Quarter Ended October 31, 2010: (i) Sales of Prego pasta sauce declined as higher promotional spending was only partly offset by volume gains. (ii) Sales at Pepperidge Farm were comparable to a year ago, as volume gains were offset by increased promotional spending. (iii) In International Soup, Sauces and Beverages, sales decreased 1% primarily due to currency as volume gains were offset by increased promotional spending. (iv) In Canada, sales increased due to currency and solid volume gains, partially offset by increased promotional spending.

Closing Comments

You may contact Michael Fay at (202) 551-3812 or me at (202) 551-3299 if you have questions regarding the comments.

Sincerely,

Mark Shannon
Branch Chief